CrowdCheck Law, LLP
700 12 Street, Suite 700
Washington DC 20005

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 16, 2021

Re:	Crush Capital Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed January 8, 2021
File No. 024-11293

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of February 10, 2021 regarding the Offering Statement of Crush Capital Inc. (the “Company” or “Crush Capital”), which we have set out below together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors

“We may be liable for misstatements made by the issuers we feature . . .”, page 7

1.	We note your response to comment 4 that “the show may include persons with knowledge and experience in the financial markets or other relevant industry experience to act as mentors for featured issuers.” Please clarify what activities fall within “mentoring” the featured issuers. Please also clarify whether these “mentors” will be introduced on your show as having specialized expertise in financial markets or the relevant industry.

Crush Capital envisions that mentors will providing general business advice to featured issuers, such as branding and product packaging, but will not comment on the merits of an investment in the issuer in any respect. Their advice will consist of recommendations to the issuer regarding its business. The mentors will not be introduced as experts in financial markets but rather with reference to their business expertise and background. As discussed in the response to Comment No. 2 below, statements made on-air by mentors will be reviewed by a registered broker-dealer.

The Company’s Business

Overview, page 14

2.	We note your response to comment 6 stating that Crush Capital will not be, among other things, engaged in the business of, or compensated for, effecting transactions in securities, or making a recommendation with respect to securities, but we require additional information in order to fully consider your facts and conclusion. The Commission recently proposed a conditional exemption from the broker registration requirements for Section 15(a) of the Exchange Act for certain activities of finders. In the Proposed Finders Order, the Commission stated that it looks to an array of factors in determining whether a person is a broker. Further, the Commission stated that it has generally viewed solicitation as any affirmative effort intended to induce a securities transaction. In light of the Proposed Finders Order and the various activities performed by Crush Capital and your platform, please explain why Crush Capital and the platform are not required to register as a broker-dealer.

We appreciate your comment and the time subsequently spent on a conference call among the Company, its advisers and several members of Staff. As a result of that call, the Company has reallocated the responsibilities of certain participants in the show. The responsibility for selecting participants in the show and for soliciting investors via the Company’s subscription platform (the “Platform”) will now be assumed by Dalmore Group, LLC, a registered broker-dealer. The Company and Dalmore have revised the Letter of Intent between them accordingly. In selecting issuers to appear on the show, Dalmore will apply preset parameters established by Dalmore, with input from the Company with respect to entertainment value but for which Dalmore is responsible. Dalmore will also be responsible for identification and soliciting of potential investors, and its role will be clearly indicated on the Platform, the content of which will be reviewed by Dalmore. Dalmore will review every episode of the show prior to airing. We have amended the disclosure accordingly.

We note that the Company is also considering applying for registration as a broker-dealer itself, or acquiring a broker-dealer, in which case in future the responsibilities allocated to Dalmore would be assumed by such affiliated broker-dealer.

3.	We note your response to comment 6 that you do not believe the Company should be characterized as an investment adviser. We also note that your response states that you “will provide a technology platform for Regulation A investors, and will undertake a first stage selection of potential issuers using a qualitative review of the people involved, public profiles and for entertainment value, which will not take into account company valuations, stock prices, or financial metrics.” Your response also notes that the Company intends to select issuers who wish to conduct a “firm commitment” IPO, meet the requirements to conduct an offering under Regulation A, and meet the minimum listing requirements of NASDAQ. Moreover, your response also states “[e]mphasis will be on issuers with existing customers . . . that are easy . . . for unsophisticated viewers to understand.” Please provide a detailed legal analysis addressing why you believe the Company does not meet the definition of an “investment adviser” as defined in the Investment Advisers Act of 1940, including whether selecting the initial set of issuers and featuring them on the Company’s investor portal would be considered providing investment advice for purposes of the definition of “investment adviser” under the Investment Advisers Act of 1940. Please tell us what exclusion from the Investment Advisers Act of 1940 you are relying on (if any), and provide us with a detailed legal analysis supporting your determination that the exclusion is available to you. In your response, please provide any additional criteria that the Company may consider when undertaking its selection of potential issuers.

As discussed above, in our response to Comment No. 2, the function of selection of issuers on the show will be performed by Dalmore, a registered broker-dealer. While we respectfully note that our prior response did not mean to convey that “the Company intends to select issuers who wish to conduct a “firm commitment” IPO, meet the requirements to conduct an offering under Regulation A, and meet the minimum listing requirements of NASDAQ,” we believe that Dalmore could in fact make a selection on such basis.

Section 202(a)(11) of the Investment Advisers Act of 1940 (the “Advisers Act”) defines “investment adviser” in relevant part to mean: “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.”

Excluded from the definition of “investment adviser” are: “(C) any broker or dealer whose performance of such services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor; (D) the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation.”

While the Staff have expressed a broad view that presentations of securities data generally constitute the activities of an investment adviser, whether “directly or through publications or writings as to the value of securities or as to the advisability of investing in, purchasing, or selling securities”, it is clear that the statutory definition of “investment adviser” requires that the party also be (i) compensated for, and (ii) engaged in the business of, advising others in respect of securities in order to be an “investment adviser”. We respectfully submit that the Company is neither compensated for, nor engaged in the business of, rendering investment advice. The Company’s compensation will be a fixed amount, paid by an issuer of a Regulation A offering of securities that has been selected for the production series, Going Public. The compensation is for the video production for entertainment, and bears no relationship to analyses of investor data, investor assets under management, success of sales of securities, or numbers of viewers. The compensation is due and payable by an issuer selected for Going Public, whether or not the issuer is successful in selling any securities. The Company does not intend to be charging subscribers to the Platform any form of compensation for access to view Going Public. In regard to the business of the Company, as more fully explained in the Offering Circular, it is engaged in a technology and entertainment business, not in the business of rendering investment advice. The Company and its associated personnel have expertise in the technology development and operations of a subscription platform and in media production for entertainment, not in securities or financial data related analyses, and the Company and its personnel will not be involved in the analyses or development of financial metrics, valuations, financial reporting or structuring or valuing the securities of any issuer. Thus, we respectfully submit that the Company is neither compensated for, nor engaged in the business of, rendering investment advice and, therefore, does not fall with the Section 202(a)(11) definition of an “investment adviser.”

In addition, we provide below an analysis of the Company’s business relative to certain financial data providers that have sought no-action letters; specifically, Datastream International (1993) and its successors through and including RDM Infodustries (1996). In RDM the Staff advised that it would no longer issue no-action letters relative to this issue. We respectfully submit that the Company’s business is not analogous to the referenced data providers. In Datastream, for example, the company stated that is was in the business of providing economic and financial information services principally to investment managers and institutional investors, and the company received compensation from its client investors by way of subscription fees. In other words, Datastream was indisputably being compensated for, and in the business of researching, developing and providing data services, which could be viewed as analyses or reports concerning securities and, therefore, investment advice. The Company, on the other hand, does not research any financial data concerning issuers which may be presented in Going Public. Also, the Company is neither compensated for, nor in the business of, providing economic and financial information to investors.

While Datastream (and subsequent data providers) were being compensated for, and in the business, in Datastream (and reiterated in RDM Infodustries) the Staff noted three considerations in determining whether the data, analyses and/or information researched by the data provider and provided to subscribers would be deemed to be analyses or reports constituting investment advice:

1.	The information is readily available to the public in its raw state;
2.	The categories of information presented are not highly selective; and
3.	The information is not organized or presented in a manner which suggests the purchase, holding, or sale of any security or securities.

The following is a review of the three considerations as applicable to the Company.

The information is readily available to the public in its raw state. In the case of the Company, each issuer that will appear in Going Public will be required to have an SEC qualified Regulation A Offering Circular, which will be published and available in Edgar as well as in the Platform, and will have been reviewed and approved by legal counsel, accountants and other experts to the issuer, if any, the issuer’s selected underwriter, if any, and Dalmore. The Going Public series will be more akin to a reality show, focusing on the issuer, its business services or products, and its key personnel for entertainment purposes. Since the filming will include the issuer in its process of raising capital, it is possible the Going Public series will include financial data prepared and presented by the issuer to institutional investors as part of its road show. However, unlike the data providers, no financial data reported by issuers will be analyses or reports prepared or compiled by the Company. Moreover, all relevant investor data, will be contained in the Offering Circular, which will be publicly available in Edgar as well as in the Platform, thus readily available to the public in its raw state.

The categories of information presented are not highly selective. As otherwise explained in the Company’s Offering Circular, the Company’s interest in selecting issuers for Going Public will be on entertainment value, not based on financial analyses or specific industry or sector. The Company will not advise issuers on the selection of financial data to be reported. And, as noted, relevant investor data will be contained in the relevant Offering Circular. Thus, categories of information presented by these issuers will not be highly selective.

The information is not organized or presented in a manner which suggests the purchase, holding, or sale of any security or securities. While each issuer has the intention to raise capital through the sale of its securities, the information presented in Going Public, as noted above, is intended to be entertaining and focused on an issuer and its products, services and/or key personnel, as the issuer goes through the capital raising process. The Company is not organizing the data and then presenting in a manner which suggests the purchase, holding, or sale of any security or securities. Investors who view the series will have an option through the Platform to select to purchase securities of any published issuer. The Platform will clearly indicate that all sales of securities are being made by Dalmore, a FINRA member broker-dealer, which will also have overall responsibility for all content in the Platform. The Platform will further enable prospective investors to review the respective Offering Circular, where the relevant investor data is contained. Dalmore will also be responsible for the selection of issuers suitable for the series, Going Public, will have reviewed and signed off on the issuer’s Offering Circular, and will have overall responsibility for all Platform content, including the Going Public content. To the extent that Dalmore could be viewed as suggesting the purchase, holding, or sale of any security or securities, it would be acting as a “broker or dealer whose performance of such services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor.”

Based on the criteria set forth in Datastream, not only is the Company neither compensated for, nor in the business of, rendering investment advice, but also, the Company should not be regarded as providing analyses or reports concerning securities that would be deemed to constitute investment advice.

Finally, Section 202(a)(11)(D) of the Advisers Act excludes from the definition of an “investment adviser:” “the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation.” The Company intends to publish the Going Public series on the Platform, which will be publicly available. There are no prerequisite qualification or suitability criteria to be able to view the series as streaming media. Accordingly, while we are of the view that the Company’s business does not fall within the definition of “investment adviser,” because the Company is neither compensated for, nor engaged in the business of, providing investment advice, and based on Datastream the Company should not be regarded as providing analyses or reports concerning securities, the Company’s publication of Going Public should be regarded as a financial publication of general and regular circulation.

In Lowe v. SEC (472 U.S. 181 (1985), the U.S. Supreme Court found that:

“The Act’s legislative history plainly demonstrates that Congress was primarily interested in regulating the business of rendering personalized investment advice, including publishing activities that are a normal incident thereto. On the other hand, Congress, plainly sensitive to First Amendment concerns, wanted to make clear that it did not seek to regulate the press through the licensing of nonpersonalized publishing activities...”

“Because the content of petitioners’ newsletters was completely disinterested, and because they were offered to the general public on a regular schedule, they are described by the plain language of § 202(a)(11)(D)’s exclusion. The mere fact that a publication contains advice and comment about specific securities does not give it the personalized character that identifies a professional investment adviser. Thus, petitioners’ newsletters do not fit within the Act’s central purpose, because they do not offer individualized advice attuned to any specific portfolio or to any client’s particular needs. On the contrary, they circulate for sale to the public in a free, open market…”

“Moreover, the publications are “of general and regular circulation.” Although they have not been published on a regular semimonthly basis as advertised, and thus have not been “regular” in the sense of consistent circulation, they have been “regular” in the sense important to the securities market.”

Similar to Lowe’s financial publications, the Going Public series will be offered to the general public through nonpersonalized publishing activities. The series will be offered on an advertised schedule and, although each series will focus on one or more specific issuers, the information provided will not have any personalized character that identifies or is indicative of a professional investment adviser. The published information will not be attuned to any specific portfolio or to any client’s particular needs. To the contrary the series will be published to the public in a free, open market. And, based on the oversight being performed by Dalmore, a regulated and licensed broker-dealer, the public are provided the protections afforded by such regulatory regime. Accordingly, the publication of the series Going Public, should be regarded as protected under the First Amendment to the U.S. Constitution.

The Staff has generally declined to issue no-action relief under Section 202(a)(11)(D) of the Advisers Act, asserting the qualification for the exclusion to be a factual and not a legal determination. In a 1995 letter to Mr. Alfred A. Zurl (see also See also, June 16, 1994 letter to Mr. Louis Russo; January 26, 2015 letter to Jonathon Hendricks), the Staff advised that to qualify for the exclusion under Lowe, the publication must be:

1.	of a general and impersonal nature, in that the advise provided is not adopted to any specific portfolio or any client’s particular needs;
2.	“bona fide” or genuine, in that it contains disinterested commentary and analysis as opposed to promotional material; and
3.	of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry.

The Staff further commented in Zurl, that “advice about securities using a 900 number could similarly qualify for the Section 202(a)(11)(D) exclusion provided the three criteria listed above are met; and in Jonathon Hendricks, a person who provides advice about securities through a website such as the one described in your letter could similarly qualify for the Section 202(a)(11)(D) exclusion, provided the three criteria listed above are met.”

We respectfully submit that the Company’s publication of Going Public falls squarely within the three points noted above. The publication is of a general and impersonal nature, in that the information provided is not adopted to any specific portfolio or any client’s particular needs. The publication will be “bona fide” or genuine, in that, as noted above, it contains only the commentary and analysis developed between an issuer and its professionals and ultimately approved by Dalmore, and that which is contained otherwise in an issuer’s Offering Circular, which is publicly available. The series is disinterested, in that it is focused on the issuers’ stories for entertainment purposes, as the issuers are going through the process of trying to raise capital. Finally, the publication of Going Public is of general and regular circulation, in that the publication of the series is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry. Effectively, the publication of Going Public is not materially different from Mad Money with Jim Cramer or any other television show in which specific companies and securities are discussed and even recommended, with perhaps the difference being cable television versus streaming media publicly available on the internet. As the Staff said in Jonathon Hendricks, “a person who provides advice about securities through a website … could similarly qualify for the Section 202(a)(11)(D) exclusion provided the three criteria listed above are met.”

Based on the foregoing, we respectfully submit that the Company’s proposed busines and publication of Going Public, publicly via internet streaming media, does not constitute compensation for, in the business of, or the rendering of, “investment advice” and, further, the publication of Going Public should be viewed as a “financial publication of general and regular circulation within the exclusion of Section 202(a)(11)(D) of the Advisers Act.”

The Pre-Offering and Offering Process

Firm Commitment Offerings, page 17

4.	We note your response to comment 5, and your amended disclosure on page 16 that “Roth would also allocate the securities of each featured IPO issuer to both its institutional clients and/or to retail investors.” Please amend your disclosure to clarify how Roth will determine the retail allocation, and the typical retail allocation expected in each offering, if known. We also note your disclosure on page 2 and elsewhere where you state that “for firm commitment offerings hosted on [y]our subscription portal, [y]our platform will enable retail investors to subscribe for the securities of the issuers featured on Going Public and be included in the underwriter’s allocation directly.” Clarify whether it is your expectation that all of your Going Public issuers will use your subscription portal to allow viewers to subscribe and, if so, how Dalmore fits into this process. Clarify how your subscription portal interfaces with Roth’s underwriting activities, with a view to understanding exactly how Roth or any other investment banker, Dalmore, or any other broker-dealer and you, will interface.

The Company has revised its disclosure to clarify that the allocation would be determined in the sole discretion of Roth in consultation with the relevant issuer. We respectfully note that a typical retail allocation in the context of a firm commitment offering under Regulation A is not known, and would be determined by Roth on an offering-specific basis.

Additionally, the Company confirms that any issuer that engages the Company, regardless of whether the offering is on a firm commitment basis or a best efforts basis, would use the Company’s Platform to host an offering page (which would be reviewed by Dalmore) providing visitors to the page, including viewers of the show who click to invest, the technology to subscribe for the issuer’s securities. Once a potential investor has submitted his or her information and proposed subscription amount, as stated in the Company’s Offering Circular and in addition to the functions described above, Dalmore would:

●	Review investor information, including “know your customer,” or KYC, data, perform anti-money laundering and other compliance background checks, and provide a recommendation to the issuer whether or not to accept investor as a subscriber;

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide a determination to the issuer whether or not to accept the use of the subscription agreement for the investor’s participation;

●	Contact and/or notify the investor, if needed, to gather additional information or clarification;

●	Keep investor details and data confidential and not disclose such information to any third-party except as required by regulators or in connection with its performance under its agreement with the issuer;

●	Coordinate with third party providers (such as FundAmerica (Prime Trust)) to ensure adequate review of each investor.

The Platform integrates with the technology of third party payment processors (currently FundAmerica) and the escrow agent (Prime Trust) so that all subscriptions by retail investors will be initiated by Dalmore through a process that shows those subscriptions on the FundAmerica dashboard for Dalmore.

Roth (or any underwriter in a firm commitment offering) will not use the Platform for their institutional clients and will process their investments in accordance with the underwriter’s standard procedures.

The Company’s Business

Overview, page 14

5.

As a related matter, we note your response to comment 8, and your amended disclosure that, for firm commitment offerings, “The investment bank, as underwriter for the offering, would provide an allocation to retail investors, which would reduce the allocation otherwise subscribed to by its institutional customers.” We also note that your episodes will stream online, only after all of the issuers’ offering statements comprising a season have been qualified, and that investors can invest in the primary offering while they watch your shows. It is not clear to us how investors will be able to invest in the companies you feature after qualification, but after Roth has completed its road shows and developed institutional interest, without getting a better understanding of how much time you expect Roth to allow for the retail component of the offering to be built and allocated. In this regard, unless offers and sales of the entire firm commitment offering are commenced within two calendar days of the qualification of each issuer’s offering statement, the offering appears to be an impermissible delayed offering. Therefore, please amend the intended structure of the firm commitment offerings to comply with Regulation A, or provide us with your detailed analysis as to how you believe that the retail allocation would not result in a delayed offering.

The Company respectfully notes that offers and sales of the entire firm commitment will commence within two calendar days of qualification of the offering. The online offering page will be open to retail investors to subscribe for securities; retail investors will not be required to wait until Going Public airs. Similarly, the Company expects that the underwriter for the firm commitment offering would commence offers to institutional investors within two calendar days of qualification. The Company recognizes that the possibility exists that subscriptions for the entire amount of an issuer’s offering might be received before Going Public airs.

The Crush Capital Platform, page 20

6.	We note that in some places in your offering circular you continue to refer to your platform as an “investment platform” and elsewhere you refer to it as a “platform” or “technology platform” or “subscription portal.” Please revise to remove all reference to “investment platform,” given our understanding that potential investors cannot buy or sell securities via your platform.

The Company has revised its disclosure in response to the Staff’s comment to refer to its proposed platform as either a subscription platform or a platform, depending on the context of the discussion.

Compensation of Directors and Executive Officers, page 28

7.	Please update the disclosure in this section to reflect compensation for your directors and executive officers for your last completed fiscal year. See Item 11 of Form 1-A.

The Company has revised its disclosure in response to the Staff’s comment.

Interim Financial Statements (unaudited)

Note 4 – Stockholders’ Equity, page F-20

8.

You state that share quantities in the accompanying financial statements for periods prior to May 4, 2020 have been modified to reflect the conversion of LLC Units to shares in Crush Capital, Inc. Please tell us why you have not modified the financial statements for the years ended December 31, 2019 and 2018 to reflect the conversion.

The Company has revised its disclosure and presentation to reflect the conversion of LLC Units to shares in Crush Capital, Inc. on a prospective basis.

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Katherine Bagley, Securities and Exchange Commission
Robyn Manuel, Securities and Exchange Commission
Ta Tanisha Meadows, Securities and Exchange Commission
Darren Marble, Crush Capital Inc.